Exhibit 99.5

Black Mammoth Metals Samples up to 7.6% TREO with 26% NdPr at Leadore, Idaho

BMM: TSX-V

VANCOUVER, BC, March 5, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the discovery of high-grade rare earth element (REE) mineralization at its Leadore Property (“Leadore”) in Lemhi County, Idaho. Recent rock chip sampling (see Company’s NR 24-18) has returned grades of up to 7.6% total rare earth oxides (TREO) with a highly favorable NdPr (neodymium-praseodymium) ratio averaging 26% in five samples grading over 1% TREO. This newly recognized REE mineralization occurs in a placer or laterite horizon sitting atop the known fault-hosted lead and silver mineralization.

Highlights:

•	All samples taken in the laterite horizon are REE enriched with five samples exceed 1% TREO, with the highest sample returning 7.6% TREO (see Table 1).
•	NdPr ratios are high, averaging 26%; neodymium and praseodymium are economically important critical metals used in electric vehicle motors and turbines.
•	This new REE mineralization is on trend with the Idaho REE-Belt, a series of lode/vein and placer REE deposits trending northwest through nearby Salmon, ID.
•	Low phosphorus, thorium and uranium content suggests REEs are hosted in oxide minerals rather than phosphates, increasing potential processability and with minimal radioactivity.

	ME-MS81	ME-MS81	ME-HS81	ME-MS81	ME-MS81	ME-HS81
SAMPLE	Ce	Gd	La	Nd	Pr	Sm
DESCRIPTION	ppm	ppm	ppm	ppm	ppm	ppm
PBK-6	>10000	>1000	>10000	>10000	>1000	>1000
PBK-8	>10000	841	8920	7830	>1000	>1000
PBK-17	8880	524	6040	5270	>1000	881

	ME-MS81h	ME-MS81h	ME-MS81h	ME-MS81h	ME-MS81h	ME-MS81h
	Ce	Gd	La	Nd	Pr	Sm
	ppm	ppm	ppm	ppm	ppm	ppm
PBK-6	28600	1210	14450	12400	3420	2110
PBK-8	15100	888	8830	7320	1950	1205
PBK-17	8050	559	5960	5050	1380	803

Table 1 – High-grade REE assay values with several values over assay limits (top table). Their re-assayed final values (bottom table). (CNW Group/Black Mammoth Metals Corp)

Geological Significance:

The newly identified REE mineralization at Leadore is oxide-dominant, with mineralization likely hosted in bastnäsite and associated Fe-Mn oxides, rather than traditional phosphate minerals with elevated Th-U such as monazite. The mineralization occurs in a lateritic environment as shown in Photo 1, indicating supergene enrichment through weathering processes or transport from a nearby REE-rich intrusion or vein. This setting is similar to economically viable REE deposits worldwide, including China’s ion-adsorption clay deposits, which are known for their ease of processing and similarly elevated NdPr and TREO.

Photo 1 – High-grade REE mineralization located on top of Ag Pb Au bedrock mineralization at Leadville Pit. (CNW Group/Black Mammoth Metals Corp)

Next Steps:

•	Mineralogical Studies: Conduct mineralogical test work, such as Tescan Integrated Mineral Analyzer (TIMA-X), to identify REE mineral species and to assess potential for processing.
•	Further Sampling: Sample laterite outcrops along trend to assess scale and continuity of the REE mineralization.
•	Refining the Geologic Model

CEO Commentary:

Dustin Henderson, CEO of Black Mammoth, states: “We are extremely encouraged by these results, which confirm high-grade rare earth mineralization at Leadore with an economically attractive NdPr ratio. With permanent magnet rare earths being sought after elements, this discovery may position Black Mammoth to play a significant role in the North American REE supply chain. Our next steps at Leadore will help our understanding of processing potential.”

Sampling Program:

The sampling program consisted of 38 rock chip samples collected and delivered to ALS Global in Elko, NV during October 2024 and analyzed using the following prep and analytical procedures as described in the ALS Global 2024 price list: Prep 31Y, Au-ICP22 (Using a 50gram charge, FA ICP-AES finish), ME MS41 (Ultra Trace ICP-MS). Over limit samples for Ag also were analyzed using Ag-OG46 and Ag-GRA21 (30gram charge FA-Gravimetric finish). Over limit samples for Pb were analyzed using Pb-0G46.

About the Leadore Property:

Located in Lemhi County, Idaho, Leadore hosts historical silver-lead mineralization and is now emerging as a promising REE property consisting of 74 Federal lode mining claims covering approximately 1,528 acres (618 hectares). The Property has road access year-round, with infrastructure advantages that support cost-effective exploration and potentially development.

The Company also continues to acquire non-core exploration interests in the western US, by purchase and by staking.

About Black Mammoth Metals Corporation:

In the past 12 months, Black Mammoth Metals has acquired a 100% interest in:

•	Clover High-Grade Gold property, Elko County, NV,
•	Coleman Canyon property, Elko County, NV,
•	Leadore Silver-Lead property, Lemhi County, ID,
•	East Reveille Gold property, Nye County, NV,
•	America Mine Gold property, San Bernardino, CA,
•	Quito Gold property, Lander County, NV

•	South Ravenswood District, Lander County NV,
•	Callaghan Gold District, Lander County NV. Drilling on-going.

At the Company’s 100% owned, 1,213 hectare (2,997 acre) Happy Cat Gold property, Lander County, NV, an approximate 4 square kilometre area is identified as being hydrothermally altered. Structural modelling suggests the density of the alteration and its’ density contrast relative to the host rock is typical to that of alteration zones present at other Carlin-type deposits in northern Nevada. The alteration encompasses an area where northerly trending high-angle faults intersect indicated NW-trending re-activated faults that are known to be of age and orientation as ore-controlling faults occurring at other Carlin-type deposits. The Company drilled approximately 1600m in January 2025 to further understand the structure and stratigraphy. Results are pending.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone. Exploration by two previous operators identified a geological target for the Blanco Creek property in the order of 1.70 to 2.48 million tons, grading 0.20 to 0.33 oz/ton Au (1.54 to 2.24 million tonnes, grading 6.85 to 11.31 g/tonne Au); see the Company’s press release dated February 14, 2017.

Black Mammoth cautions investors to note the potential quantity and grade of the geological target are conceptual in nature. A qualified person has not completed sufficient work to classify the geological target as mineral resources as defined by NI 43-101, and it is uncertain if future exploration will result in the target being delineated as mineral resources.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. Historical information contained in this news release cannot be relied upon as Mr. Abrams, the Company’s Qualified Person, has not prepared or verified the historical information.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All of the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:41e 05-MAR-25